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                            June 29, 2023

       Zhenwu Huang
       Chief Executive Officer
       Richtech Robotics Inc.
       4175 Cameron St Ste 1
       Las Vegas, NV 89103

                                                        Re: Richtech Robotics
Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted June 14,
2023
                                                            CIK No. 0001963685

       Dear Zhenwu Huang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 22, 2023 letter.

       Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted June 14, 2023

       Prospectus Summary, page 4

   1. We note your disclosure that you have entered into Master Service Agreements ("MSAs")
                                                        with "several" large
enterprises. Please revise to define what constitutes an enterprise customer and the
percentage of MSAs and sales that are attributable to your enterprise customers for the
periods presented.
 Zhenwu Huang
FirstName  LastNameZhenwu  Huang
Richtech Robotics Inc.
Comapany
June       NameRichtech Robotics Inc.
     29, 2023
June 29,
Page 2 2023 Page 2
FirstName LastName
Material Contracts, page 48

2. We note your disclosure that as part of your MSA with "one of the top casino companies in the United Sates" you expected to receive a $1 million purchase order in the first quarter of 2023. Please revise to disclose the status the $1 million purchase order.
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Stockholders' Equity, page F-9

3. We note your revised disclosures in response to prior comment 3 and your reference to
         ASC 805-10-55-3(c) as it relates to the conversion of member units into common stock.
         Please tell us how you determined that this qualifies as a business combination transaction. Specifically address how you considered the guidance in ASC 805-10-15-
         4(c) and ASC 805-50-15-6 and why you believe the conversion of member equity units to common stock does not qualify as a common control transaction. Alternatively, revise your disclosures as necessary. To the extent you determine this qualifies as a common control transaction, ensure that members equity is reflected in the fiscal 2021 financials statements and that you have properly reflected the reclassification of members equity during fiscal 2022 to paid-in-capital. Refer to ASC 805-50-45-4 and SAB Topic 4.B, by analogy.
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney, at (202) 551-6356 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Richard I. Anslow